[SHAW DIRECT LOGO]

100% DIGITAL SATELLITE TV

NEWS RELEASE

SHAW DIRECT ACQUIRES CAPACITY ON THIRD SATELLITE
Significant Investment to Increase National Capacity by 30 Percent

CALGARY, ALBERTA (March 31, 2010) – Shaw Direct has entered into agreements with Telesat to acquire capacity on a new satellite expected to be available in late 2012.

The new satellite will increase Shaw Direct’s satellite television services by 30 percent through 16 new national transponders.

“This marks a milestone for our satellite business,” said Peter Bissonnette, President, Shaw Communications Inc. The new satellite was made possible pursuant to a December 2009 policy decision from Industry Canada and further strengthens the capabilities of the country’s competitive satellite distribution sector.

“Acquiring this capacity will increase our ability to deliver the best satellite television service in Canada – and is part of our commitment to providing our customers with exceptional experiences,” said Mr. Bissonnette.

Shaw Direct currently provides service to over 900,000 customers across Canada, including those living in rural and remote areas, using two satellites. The transponders residing on the third satellite will provide bandwidth for expanded customer choice, including new high definition and other advanced services for Canadians. It also provides enhanced service quality acting as an important in-orbit back-up capability for Shaw Direct’s customers.

For more information, please visit SHAWDIRECT.CA.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.7 million Internet and 900,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca